UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: March 11, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release regarding pricing the offering of convertible senior notes

Exhibit 99.1

ReneSola Ltd Prices Offering of

US$175 Million of Convertible Senior Notes

JIASHAN, China, March 10, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) announced today that it priced the offering of US$175 million of convertible senior notes due 2018 (the “notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Act”). The transaction, which is subject to customary closing conditions, is expected to close on March 15, 2011. The initial purchasers of the notes have a 30-day option to purchase up to US$25 million in aggregate principal amount of the notes solely to cover over-allotments, if any.

The notes will be convertible into ReneSola’s American Depositary Shares (“ADSs”), each representing as of the date above two ordinary shares of ReneSola, no par value, at an initial conversion rate of 94.8114 ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. The initial conversion rate for the notes represents an approximately 22.5% conversion premium over the NYSE last reported sale price of the ADSs on March 9, 2011, which was $8.61 per ADS.

The notes will accrue interest at an annual rate of 4.125%. Interest on the notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2011. The notes will mature on March 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

ReneSola anticipates using the proceeds for a capped call transaction as described below and expansion of polysilicon production capacity.

Concurrently with the offering, ReneSola is also entering into a capped call transaction with an affiliate of one of the initial purchasers of the notes, or the hedge counterparty. The capped call transaction is expected generally to reduce potential dilution to the ordinary shares and ADSs upon conversion of the notes. If the initial purchasers exercise their over-allotment option, ReneSola may enter into an additional capped call transaction with the hedge counterparty.

In connection with establishing its initial hedge of the capped call transaction, the hedge counterparty (or its affiliates) expects to enter into various derivative transactions with respect to the ADSs concurrently with, and/or purchase ADSs shortly after, the pricing of the notes. These activities could have the effect of increasing, or reducing the size of any decrease in, the price of the ADSs concurrently with, or shortly after, the pricing of the notes.

In addition, the hedge counterparty (or its affiliates) is likely to modify its hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs and/or by purchasing or selling the ADSs or other securities of the Company in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and is likely to do so during a valuation period under the capped call transaction preceding the maturity date, and on or around any earlier conversion date related to a conversion of notes).

The notes and ReneSola’s ADSs issuable upon conversion of the notes, and the ordinary shares represented thereby, have not been registered under the Act, or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of securities will be made only by means of a offering memorandum.

This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
E-mail:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com